Exhibit 99.2

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

CDC SOFTWARE

Moderator: Monish Bahl

June 4, 2010

10:30 a.m. EDT

Operator:	Ladies and gentlemen, thank you for standing by and welcome to the CDC Software investor update on its hybrid strategy. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. To withdraw your question, press the pound key. As a reminder, today’s call is being recorded. Thank you.

I would now like to turn the conference over to Mr. Monish Bahl, senior vice president of corporate development. Sir, you may begin your conference.

Monish Bahl:	Thank you and good morning, everyone, and thank you for joining us today for us to provide you an update on our hybrid strategy and related results. With us today is Mr. Bruce Cameron, the president of CDC Software. Please note that today’s call will be recorded and available for playback on the Internet by visiting the investor relation’s section of our corporate Web site at www.cdcsoftware.com.

As is customary before we begin, the contents of this presentation and what we say during it, as well as the contents of our earnings press release, contain forward certain looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. We caution you that all forward-looking statements involve risks and uncertainties. These forward looking statements include statements regarding our beliefs about our plans, strategies and pipelines and the factors that may affect them, our beliefs

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

regarding any projections for future periods and any estimates we may make, important factors we would – that would cause actual results to differ materially from those in the forward looking statements. We urge you to read the company’s public filings with the United States Securities Exchange Commission including those of our parent CDC Corporation. All forward looking statements are based upon information available to management as of the date thereof and you are cautioned not to place any undue reliance on any forward looking statements which speak only as of such date. We assume no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

Now it’s my pleasure to introduce Mr. Bruce Cameron, president of CDC Software. Bruce, please go ahead.

Bruce Cameron:	Thank you, Monish.

So I’m now on slide three. So again, this is our – actually our third call to bring all of you up to date as far as where we are with our SaaS strategy, how it’s fitting in with our on premise strategy and how, at this point, we feel that we’re becoming a major hybrid enterprise software provider on a global scale. Based on our direct market experience, we believe that today hybrid is the best option and we feel that CDC is nimble enough to be flexible, but have the global platform to execute this strategy. And you’re going to see some examples of how we’ve been able to actually acquire SaaS companies and make them earnings accretive almost immediately as we integrate them very quickly into our infrastructure.

We’re addressing specific point challenges of our customers and our customers are coming to us with challenges of customer loyalty, how to deal with reversed logistics, global trade, direct to consumer purchasing and all of our customers are looking to do these tasks with very, very fast ROI at this point in time. Much higher expectations from the customer base than we’ve ever seen before in the last five to 10 years at this point. We’re returning to growth mode and we want to do this on a solid foundation of our on premise customers where we see a lot of the growth though coming from the SAAS

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

customers. Long-term growth, our goal is to be 70 percent recurring revenue coming from both our maintenance stream and our SaaS revenue stream in the not too distant future. We’re looking for a significant contribution from SaaS and again you’ll see this in a graph later on. So we feel that today CDC Software is well positioned to target the worldwide hybrid market with its global, highly scalable platform.

Slide four.

You know we’ve had some observations from the on premise market and we’ve been very solid player in the on premise through the years, but we see this market really growing at a modest rate. We don’t see the accelerated growth that we saw in 2006 and 2007 and the beginning of 2008. We’re seeing signs though that the economy is slowly recovering, but as I said, customers want faster ROI and deployment of solutions. The total cost of ownership is key and they’re – customers are getting very smart. They know it’s just not the software cost anymore, it’s the time to benefit, it’s the professional services cost, it’s the infrastructure costs. It’s all of those totaled up over three to five to even 10 years to understand what that total cost is going to be.

CDC, over the last couple of years, has been extremely successful selling point solutions. These would include the Respond product for complaint management and CDC Factory for factory floor control. These new customers were seeking solutions to address particular business challenges and again expecting fast ROI and fast implementation. CDC positions ourselves very well against most competition, where it has domain expertise. So not only the verticals that we’re very strong in on premise, these will be the same verticals that we’re continued to focus on in our hybrid strategy moving forward. So we’re trying to bring our customers and the markets that we serve more functionality that has faster ROI and better, quicker benefits that they can experience.

More organizations today seem to be shifting towards point solutions. Companies are coming to us with very specific business challenges and are not necessarily ready to scrap their entire enterprise to perform these

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

challenges, they just want to fix and fix these fast and fix these very, very efficiently with the ability to integrate to whatever backend systems that they have at that point in time. We made numerous SaaS acquisitions in Q4 and this has helped us better understand the value proposition expected by SaaS customers. So by understanding the market, listening to our investors, learning from our customers and prospects, CDC has determined that its best strategy is to pursue us being a hybrid model to the marketplace at this point.

Slide number five.

What are the benefits of the hybrid? It positions CDC Software for stable long-term double digit growth. We want to get the growth back that we had back in 2006 and 2007 and we want this growth to be very, very predictable growth over time. This also puts us in a peer group as far as comparing us for PE and EPS comparisons. It allows us to capitalize on new market opportunities with our scale. It allows us to strengthen our target market segments with a strategy very few competitors can challenge and again, we offer our customers more choices that can best fit their business needs. So at the bottom of this, we’re looking again to generate more stable recurring revenue that can help improve shareholder value at this point.

Slide number six.

Again, you can see the graph. You see the total recurring revenue on the left side. The dark blue is the maintenance. The lighter blue is the SaaS revenue and you can see that our goal is that the recurring revenue we’re getting from on premise will be equal to the recurring revenue we’re getting from SaaS in the not too distant future at this point in time. And you’re going to see we’re well on our way to perform these goals with the SaaS acquisitions we’ve made, how accretive they’ve been and how important they are for us to grow with our cross sell abilities. And then you see the graph on the right, you see again our total revenue and the percent of that total revenue that we expect to come from SaaS starting at around 49 percent in 2009 and again our stated goal has been that 70 percent of our revenue is going to be reoccurring revenue, that’s something that we can be absolutely assured that we’re going to be able to deliver quarter over quarter.

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

Some of the benefits of the hybrid model, again, you see some of the charts we’ve tried to add some color with some of the metrics moving forward that we’re looking at. Obviously, gross margin is very important. We started with a gross margin of approximately 53 percent in 2009 and we keep a very, very close watch on that number and want to be upwards of 64, 65 percent by the end of 2012. And again, the annualized recurring revenue, we were just around $100 million as a stated number in 2009. We expect to be close to $140 million in 2010 and we expect to get to somewhere around $180 million in 2012. And again, you can see with the SaaS acquisitions we’ve made and that ones that are targeted for us to complete over the next quarter, quarter and a half, that these numbers are very, very achievable for CDC Software.

And then a number of SaaS users – you know I don’t think a lot of people appreciate that already we’re a major SaaS player in the market. We’ve closed several high six digit annualized contract value deals that amount to seven digit total contract TCV deals. This year alone, we expect to have over 12,000 SaaS users and again, a lot of this will grow through the cross selling and through our on premise customer base, a bit by the expansion of the footprints of the current SaaS customers and bringing some of CDC’s marketing to the current SaaS customers and then obviously, the one or two acquisitions that we’re looking to make short term that’s going to help accelerate this growth as well.

But we look at ourselves as a dominant player already in this SaaS marketplace, a very, very strong player in the on premise marketplace, so we would think that at this point that from a hybrid point of view we’re a company that everybody’s got to take very, very seriously in the marketplace.

So we have a three pronged SaaS strategy and a lot of this we’ve talked to many of you about, but we’ve talked about acquisitions, recent acquisitions of Truition, gomembers, Computility, TradeBeam and iDC. They were immediately earnings accretive upon closing and we have more acquisitions planned, as I talked about. We’re also looking to invest into strategic partners, if you will, that are SaaS based and we have two that we have done just recently in (eBizNet) in the supply chain world and (Market First) in the

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

automated marketing world, both of which have been received very, very favorably by our customer base and our sales force and ones that we feel that we can, again, accretive user counts very, very fast.

This coupled with organic growth of our SaaS solutions that we feel, again, is the first Cloud application to be developed on Windows Azure platform, that’s our CDC Respond Complaint Management system. This is going to give a total feedback system to customers looking for customer retention where they can get feedback from their customers and then put in a retention program with our e-commerce system that gives them the best of both worlds, to cement their customer relationships long term and be aware of any customer complaints or situations in the short term.

So we just want to give a little bit of color of some of the – one of the success stories we’ve just recently had. Let’s talk a little bit about Truition. Truition, the name Truition doesn’t exist anymore; we call it CDC e-Commerce, but the last full quarter that Truition was a stand-alone was Q3 2009, revenue was $1.8 million, gross margin you can see. The number I really want to highlight is your EBITDA, five percent at that point in time. Our first full quarter owning this company was Q1 2010, so again a lot of the due diligence, the integration, the back office integration and things of that sort, sales force integration took place in Q4.

So our first full quarter of Q1, our revenue has stayed steady and this is because we really focus on their customer base. I have personally called five of their largest customers and assured them that CDC Software is standing behind this acquisition. The customers are very delighted by this because their biggest concern of Truition and most $5 million to $10 million software companies is viability and scale, both of which we add tremendous benefits to. So their largest customers, very large banks, very large satellite radio companies were delighted by the fact that this $10 million company then was backed by over a $220 million company that’s highly profitable in 2009 and in the future.

You can see, again, the bottom line, we’ve taken this from a five percent EBITDA to a 27 percent EBITDA. We’ve done this by decreasing the G&A

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

expense, so we’re using our HR, we’re using our legal system, we’re using much of our finance people and this kind of thing. We’ve still had to have some of these people remain on site that have intimate knowledge of their business, but we’ve been able to drop the G&A percent expense from 25 percent to nine percent. The R&D expense has stayed flat, but that’s going to go down over time as we move the designs and the product roadmap and the information we’re getting back from the customer base, we can move the coding and testing elements of that offshore and that’s going to give us the benefits of five engineers in China to one in North America, four engineers in India to one in North America. So we literally expect to bring more units of R&D to an acquisition like Truition more than they’ve ever had before at a less percent cost moving forward.

The sales force – the sales costs has actually gone down a bit, but that’s going up as we speak because we’ve focused on generating new business for Truition. We inherit a company that had zero marketing budget and literally no new hunters, as far as sales people. We have since hired a VP of sales for Truition, three hunter sales people, building a new account sales pipeline, something that they haven’t really had over the last couple of years. So we’re going to couple, again, the growth with expansion of their customers, retention of their customers with brand new customers moving forward.

So we look at this a very, very great report card for us and something that we would expect no different with the report card of TradeBeam, gomembers, the acquisition of some of the other not for profit that we’ve rolled into gomembers, so we feel that we’re a proven integration company that stays true to the metrics and making sure that all of the acquisition expectations are met, metric by metric.

The other acquisition we talked about just for a second is TradeBeam. I was just out there to address their employees just last Monday or a week ago Monday at this point in time, very, very excited about moving forward. I’m now talking to some of their largest customers and I’m personally involved in several six digit, one even seven digit total contract value deals that we expect to close this quarter. TradeBeam has been a tremendous acquisition for us moving forward. The one thing we like and this is a kind of an import/export

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

type system, they touch a lot of offshore companies. So companies that they’re buying product from would give them advanced shipping notifications, letters of credit, all of the paperwork required to do this kind of trade. All of those then represent prospects for us moving forward. Over 1,000 new prospects that are now CDC Software customers that are going to be able to take advantage of our global scale across the world that we can bring a lot more product and a lot more expertise to the TradeBeam product that they’ve already been using very successfully.

Next slide, slide 12.

Again, gives you a color of what’s on our acquisition radar at this point in time, areas and supply chain, project management, transportation management. These are all areas, at this point in time, that our customers are coming back to us and asking for expanded functionality and again, not necessarily worrying if it’s SaaS functionality or on premise functionality, they just want functionality that works, that returns itself very, very quickly and can be implemented fast and integrated quickly into their current platform.

Slide 13.

Just recently, our CEO, Peter Yip, was in India meeting with a lot of the Microsoft senior management, including Steve Ballmer, and we’ve cemented our long-term commitment to Microsoft technology. Again, just to remind a lot of you, we won the Microsoft “Partner of the Year” award for the best integration of all of the Microsoft products into our Smart Client container, which is a product we’re using across all of our products at this point in time to give a look and feel very, very consistent to all the Microsoft products. We’re looking to make similar commitments with Microsoft on their Azure strategies moving forward, coupling our agile development methodology with some of the Azure tool sets, if you will, moving forward giving us the Cloud architectures that are going to be second to none in the industry with failure resistance, elastic scalability and self provisioning.

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

I talked a little bit about our cross sell through our partnerships and again, these partnerships, we take very, very seriously. We literally pay our sales force dollar for dollar whether they sell through a partner product or our own products. We don’t want our sales force looking at these as anything other than CDC Software very, very strong go to market products. They create a lot of competitive differentiality for us. Marketbright is a leading market automation system, goes up against some of the stand alone marketing companies very, very favorably, so it gives us the best of both worlds; a pure marketing play, if you will, and in an integrated marketing product, if you will, and mainly for B2B. We’ve been traditionally very strong with market first, that’s a B2C, it’s been very strong in the home building environment and other customers that are mainly B2C. Marketbright gives us a SaaS very, very easy to use B2B although they have many B2C customers as well, that’s going to be very, very important for us moving forward. You can see some of the mutual customers we have and the pipeline and we’re actually going to close a deal this quarter where Marketbright is, through one of their partners, is bringing in a Pivotal deal for us this particular quarter. So we’re very, very anxious to get this partnership accelerated and make it a strong part of CDC Software’s suite into the future.

Similar kind of relationship on the (eBizNet), if you will. There are several mutual hybrid customers, both you can see healthcare and three PLs, if you will and a discount store chain. This couples itself very well with the Catalyst product and some of our other supply chain products, if you will, to give our customers more scale, more functionality with quick (ORI) moving forward.

Next slide, slide 15.

Our product direction. You know we’re looking at the IT enterprise reality, 100 percent SaaS is not for the majority of the market out there, but we’re also seeing that 100 percent premise is not necessarily for the market either. We’re seeing hybrid. We’re seeing major companies looking at very specific business solutions wanting to accomplish them very succinctly, if you will and sometimes SaaS is the best way to do that. So we want to combine the best of both worlds. We want to allow our customers to protect the on premise investments. One of the reasons Respond and CDC Factory has done so well

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

is they’re back office agnostic. We can integrate to virtually any ERP. Certainly, we’ve done a lot with our own customers and our own products, but we don’t want that to hold our customers and new prospects up, that they have to change out their entire infrastructure to solve a point solution that something that has just recently come up in their business. We want to be able to leverage new deployment models, if you will, and we want to provide integration anywhere in our overall infrastructure.

So again, slide 16 kind of represents that integration. You look on the left side, we have ERP suites, if you will, back office suites of products, supply chain suites of products and CRM and the represents different functionality that we’re bringing to the markets on SaaS and through our connector technology that our R&D team is using, along with Azure development, we’re quickly integrating these products together and we certainly have a lot of integration experience to integrate these products to other backend systems, as well giving our customers and our prospects the best of all worlds to be able to take advantage of our point solution capabilities.

So let’s – slide 17. This is where I am most excited is we’re starting to see growth, both in our on premise business and in our SaaS business and putting this together, we’re seeing good solid growth overall in the marketplace and these are growth in our traditional markets. We’ve just closed a large deal with a global manufacturer of graphite and carbon products with the Pivotal product. We’ve closed a leading premium bottled water company here in the States with CDC Factory. We’ve closed a global leading manufacturer of threat (detention) equipment with the SaaS product of TradeBeam and a leading trade association with a SaaS product of gomembers.

Not listed on here, but recently closed, is a large insurance company in India coupled with a large bank in India, a mid to large asset management firm with Pivotal in the States that we’ve closed and we’ve just closed our first home building customer in over three years. This is a California based home builder, taking advantage of the fact that we’re, in essence, the industry standard CRM provider for home builder functionality at this point in time. We see that market slowly coming back. We’ve done well with our title company customers and our mortgage company customers, but we’re seeing

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

on premise coming back. Our sales forces is very, very excited. Our front office sales team already this quarter has closed more business than they have over the last three or four quarters and they’re looking to have literally a potential record quarter for us.

We’re having strong quarters with our factory teams, with our ERP teams and internationally, it looks like our largest deal may come from France, where we haven’t had very large deals in the past, but it’s a travel agency in France that we’re working very, very closely with. Solid quarters we’re expecting from the UK and from other parts of Europe, including Germany and then Asia, we’re having, as you can tell, a very strong quarter in India, Australia. China continues to do very, very well for us, as is Japan. So this new business is not focused on any one particular geography or on any one particular product or on any one particular deployment strategy. We see all our geographies, our products and both SaaS and on premise going to have an extremely strong Q2 both where we’re at today and what we expect to do over the next three to four weeks.

Next slide, slide number 18.

Mutual hybrid customers. Very, very exciting for us. A leading financial institution, this is the number – they’re within the top three banks of the world, is using our e-Commerce SaaS solution and our CDC front office solution at this point in time. So this is, again, very, very focused on customer loyalty (inaudible) the customer repository, customer data sits in the front office system and the loyalty programs sit with our SaaS system. So with – they can measure customer retention rates and things of that sort very, very happy with us and looking to expand that footprint drastically, if you will, in Q2 to mainly on the SaaS side very, very happy with what we’ve been able to provide them so far.

A diversified manufacturer of industrial technology products, again, a TradeBeam customer, so we kind of inherited this as a customer, but they’ve already been a very, very strong CDC front office customer for us. So they’re doing a lot of import and export, they’ve used the CDC front office system to be able to help define their worldwide distribution models and obviously,

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

using TradeBeam to deploy those distribution models with the right kind of paperwork and compliance expectations all over the world. And then a leading French truck manufacturer.

One of the things that we just discovered we have just upgraded our own Pivotal system. We became our own most complex implementation because now we have converged 15 different CRM systems and CRM versions, if you will, onto one and when we enter the customer base, we literally found that we have three separate engagements from three different product lines going on at a major life sciences company as we speak. These are great problems to have and it brings a lot of scale to our customers for us to be able to with one sales person to go in and be able to represent the entire CDC product line to that customer, it makes buying and doing business with CDC as simple and as efficient as possible for our customer base.

Our pipelines are growing very rapidly. Our second half pipeline is over $85 million, this is in application software and the SaaS TCV part of that is already 38 percent of that pipeline. So SaaS has really allowed us to step up quickly. We have a tremendous sales force we inherited from TradeBeam with a very capable vice president of sales and four direct sales people all over the world focused on new account business. This is something that we didn’t get with the Truition and something we’re putting in as we speak to be able to generate the new business that we’re expecting from that and our overall pipeline, as you can see at the bottom, is up over 59 percent year over year.

So with that, I want to just – my final slide is slide 19. Very, very proud to offer our guidance. At this point in time, we’re looking at in fiscal year 2010 to have a revenue guidance of $220 million to $230 million and non GAAP EPS guidance of somewhere between $1.15 and $1.25. And we’re also offering you a second year guidance, fiscal year 2011 revenue of $245 million to $255 million and non GAAP EPS of $1.35 to $1.45. We believe that the EPS guidance is among the highest of our peer group. We also believe that this – because of the recurring revenue, is – are numbers that we can all stand behind at this point in time.

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

So with that, I’m going to open up for questions. We have Matt Lavelle with us, obviously Monish is with us. I have Alan MacLamroc with us. So we’re prepared to answer any questions that you may have at this point in time, but I just want to reiterate at this point, CDC Software is a dominant player in the marketplace. We’re winning new business. Tier 1, tier 2, tier 3 markets at this point in time and we really feel at this point we can up against anybody with our solution selling methodology, our great understanding of our customer’s concerns and business challenges and offer them very quick ROI and a very efficient professional services organization that’s going to give them the best of all worlds so that they see their solution up and running very fast.

With that, I’ll turn it back to Monish Bahl.

Monish Bahl:	Operator, if you can give instructions for the Q&A? That would be very helpful. Thank you.

Operator:	At this time, I would like to remind everyone in order to ask a question, please press star one on your telephone keypad. Again, to ask a question, press star one. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from (Laura Letterman) of William Blair.

(Laura Letterman):	Hi, guys. Thank you for taking my questions.

One is, what type of pricing are you seeing on private SaaS companies? Are pricing going up and down? And you know versus what you have historically paid and want to pay going forward? And then I’ve got two follow ups.

Bruce Cameron:	Matt, you want to talk to that?

Matt Lavelle:	Yes, sure, Bruce. Thanks for the question, (Laura).

Pricing you know we’ve seen it hang in there pretty well from the – with the SaaS model. You know obviously there’s been some pressure with some of the renewals that we’ve seen with some of the acquired company customers that have come on board, but on balance, we’re holding pretty firm on the pricing line across all of the sectors at this point and similarly on the premise

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

side model with our maintenance renewal rates, you know we continue to experience very high renewal retention levels. And again on the pricing side, most of our contracts contain escalators built into them that range either from three to six percent on an annual basis and we’re seeing a bit of pressure on those numbers right now with customer renewals, but again, it’s nothing that has us overly concerned at this point.

(Laura Letterman):	Another question is, as you add more and more products through acquisition, how do you change the sales approach? In other words, does every single product have it’s own sales force? Because that becomes you know very cumbersome and obviously changing sales and you know whether you have you know just industry sales people or how you evolve that so you just don’t have a zillion people with a zillion products.

Bruce Cameron:	That’s a great question and certainly one that we keep a very close watch on. We have sales forces – there’s literally four different teams in the – in North America. That would be what we call the enterprise team, the factory floor team, the front office team and the not for profit team at this point in time. But each one of those teams own a select set of customers and the own the entire CDC product line for those particular customers and we’ve trained our sales force really not be product experts, but to be business experts in the particular industries that they’re calling on and when they can get to power and they understand exactly some of the challenges that the business has, we have subject matter experts in all the different products that then the sales person can bring in and help the customer develop an ROI and things of that sort.

So the training that our sales force has is in solution selling not in product selling, if you will, so we expect them to be experts in financial services, in not for profit, in food and some of the other industries that we’re addressing at this point in time. I’m really feel that one salesman per account is the most efficient way moving forward. It also gives a company like ours more scale, if you will, to address the marketplace than companies with much larger sales forces at this point. And you know we have regular WebXs that give product overview training to our sales force so that they generally understand what’s going on. But again, anybody selling into the financial institution would not

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

be selling ERP and things of that sort, so it really doesn’t necessarily burden any one particular sales man to have to know more than four, five or six maybe different product sets, but they’re all for the same industry and they all have very measurable ROI. So it makes it fairly easy for the salesman to call the contacts that they already have, wether it’s the VP of sales, manufacturing or whatever and be able to discuss our product set with them.

(Laura Letterman):	That’s very helpful. Thank you.

Operator:	Your next question comes from Sasa Zorovic of Janney.

Sasa Zorovic:	Yes. So my question would be regarding the integration that you have talked about. Are you integrating these products on a cold level basis? Obviously with SaaS, that is relatively difficult and so, is the integration really sort of separate dedicated teams and in terms of you know folks carrying out the work out in China and India? But you know to what extent do you plan or are you going to do some kind of you know code based, one platform type of integration?

Alan MacLamroc:	This is Alan MacLamroc. I’ll take that, Bruce. This is Alan MacLamroc. I’m in charge of the product, so this is my arena.

We have a very sophisticated integration technology that is in use in large scale very high intensive and massive data transfer applications already at some of our largest customers and what we’re going to do is utilize that technology. It is open standards, we’re a member of the open standards board and so we have standards based technology and so it fits with most of the things that we come across and as a matter of fact, I’ve got an integration task force right now we’re working with our new acquisitions and we are confident that this technology will work to integrate Cloud to Cloud, Cloud to on premise and of course, on premise to on premise because it’s already doing like I say in large scale developments. So the way that works is we have an integration hub in the middle and then we build adaptors for each of the applications on each side and most of these – well, all of these SaaS applications that we’ve built have already had to do that, but they’ve had some not either much more expensive or cumbersome technologies in some cases

CDC SOFTWARE

Moderator: Monish Bahl

06-04-10/9:30 a.m. CT

Confirmation # 79258126

we’ve found in the ones that we already one. So they’ve already built the adaptors and essentially it’s a plug in model to our integration technology.

So it really doesn’t involve writing a whole lot of code as long as they’re service interfaces on both sides, which we are finding.

Sasa Zorovic:	Thank you. And then my second question was sort of very shorter term you were mentioning that, Bruce, that you know the second quarter is doing you know quite well. You know I’m sort of remembering your language, you were sort of very, very excited with how it’s headed. So does it really mean that you know obviously on the on premises side sort of looking at the old business, quarters tend to be relatively backend loaded. So if you’re already seeing this on the fourth of June obviously, then we should expect clearly the remainder of the month, end of quarter to be you know even better than that.

Bruce Cameron:	Again, it’s hard for me to predict and I certainly don’t want to jinx where we are today at this point in time, but where we are today is we’ve closed more new business at this point in the quarter than we’ve done in probably five or six quarters. I know the installed base business always follows on and that’s typically towards the end of the quarter, so I know we’ll get a lot of that, but literally 50 percent to 60 percent of the license revenue we have in right now is from new logoed accounts.

Now traditionally, Q2 is our second best quarter behind Q4, so some of this is expected. It’s nice to see some of the seasonability coming back, but again, most of the seasonability is more for the installed base than new. So if we’ve got a lot of new coming in Q2 and we’re going to get the normal Q2 installed base revenue coming in, you know we’re going to expect some very, very favorable numbers to say the least.

Matt Lavelle:	Hey, Sasa, this is Matt. Just to follow up on that, as well, as you kind of hit on your question, traditionally on the on premise side of the business within a quarter, we see a better than 50 percent of the deal closure come within the last couple days of the quarter. We’ll expect to see that trend continue as we go into Q2, so the point is is you know we feel positive where we are right now, however, there’s still you know a lot of details and Ts and Cs that need

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to be crossed and dotted as we close out the quarter. So you know we still remain optimistic, but there are still a fair bit of work to go on the premise side, particularly, before we close out the quarter.

Sasa Zorovic:	Thank you. Now my final question would be you know you’re obviously sort of you know realizing these significant EBITDA improvements once you buy these SaaS companies and you’re buying them at a really great valuations, but also my understanding was (inaudible) the reasons why they’re going at such valuations is that you know they have somehow become names where you know there maybe there hasn’t been investment going on, is it really as much as it sort of could have and should have and that you know you’re also telegraphing on the other hand that we should expect you know more sales and marketing expense sort of going forward. So then you know yes, if have this EBITDA increases right after you know quarter after you bought the company, you know does it really serve sort of the business right? Or you know aren’t you really kind of buying some of these companies you know relatively inexpensively because they have been somewhat starved for sales and marketing and you know positioning of the brand and clients and that really needs to be then you know put back into the companies to give those really companies the growth that they deserve?

Bruce Cameron:	That’s a great question.

Matt Lavelle:	Go ahead, Bruce.

Bruce Cameron:	OK. I’ll start and then you can finish me up, Matt.

You know you’re right on the sales force. They’re – some of these require some investment on the sales force side, although TradeBeam is not. They have the right size new account sales force moving forward at this point in time. But you know this is a significant savings at TradeBeam by removing the senior executive layer of the company and integrating them into our executive layer, if you will. Represents a very, very high percent of costs of the business at this point. And once you do the GA integration, if you will, back office integration and then Alan over six to 12 months, moves a lot of the development offshore, those three areas of savings, senior level management

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removal, G&A integration, R&D integration, is a much higher number than the incremental number we want to add in sales marketing, thus allowing us to have the expanded EBITDA that we would expect.

Sasa Zorovic:	Thank you.

Operator:	Your next question comes from Brian Freed of Morgan Keegan.

Brian Freed:	Good morning.

A couple of quick questions. First, on your pipeline, I think if I back into the numbers you indicate your qualified pipeline is $85 million with SaaS making up 38 percent and up 58 percent year over year. So it looks like your on premise pipeline is flat on a year over year basis with all of the incremental coming from SaaS, is that a rational kind of mathematical implication of that?

Bruce Cameron:	No, our SaaS – excuse me – our on premise pipeline has grown over the last five or six quarters somewhere between 20 percent and 25 percent quarter over quarter and we’re not expecting that to change. The pipeline reports going into Q3 at this point in time is showing a similar kind of growth at this point. So – and with our geographic expansion in South America and in Asia and parts of Europe, we would see no reason that that pipeline is not going to continue that growth moving forward. So I’m not exactly sure where the math fell down, but we’re expecting our on premise business to show solid growth as well in addition to our SaaS business.

Brian Freed:	OK. My second question is somewhat you know just a housekeeping, but from a currency perspective as you look at your global billing and collections, can you talk a little bit about how you mitigate currency risk either through hedging and selling in dollars and if you are selling in dollars, if you’re seeing that resulting in any pricing pressure given the weakness in foreign currency?

Matt Lavelle:	Sure, Brian. Thanks. This is Matt.

That question has come up I think a number of times on our earrings calls as well and you know I guess you know with the dollar strengthening, it looks like that will continue to be the case with the troubles that Europe is now

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going through and as we translate back into U.S. dollars on a consolidated basis, there will obviously be some pressures on top line growth from that perspective which I think we clearly lay out on our earnings call and articulate what those impacts are.

As it relates to – you know as it relates to impacts on a regional basis, good for us – the good news for us is we’re kind of naturally hedged and what I mean by that is if you take Sweden, for example, where we’re doing business on our supply chain business in Sweden, we are pricing contracts in (corona) and we are paying and settling expenses in (corona). So you’re kind of naturally hedged from any profitability exposure you know (inaudible) country, the exposure really becomes more as you bring it back in to U.S. D, but again there’s really not a significant bottom line impact because your revenue and costs will both be impacted accordingly. And most of our other European contracts are based in local dollars, as well, as our Australia contracts, as well.

So we don’t really have – we don’t have any specific name hedge transactions taking place today we have looked at, we will continue evaluate areas where that makes sense for us, but again today, we don’t see that risk to the bottom line as a big exposure more so than just as we bring foreign dollars back into U.S. at month ends.

Brian Freed:	OK. And then my final question just kind of relates to your overall acquisition strategy, as I recall at the time of your IPO you to some extent downplayed your need to aggressively expand into the SaaS market and you know as recently as a couple of months ago, you were making a bid for (Cordian) and now you’re acquisition strategy seems to be you know all about being a you know building on a SaaS infrastructure and scale.

So is there a change in your acquisition strategy that’s occurred? And if so, what’s driving it?

Bruce Cameron:	I’ll take that and then Monish and Matt want to finish that up.

You know I don’t think our acquisition strategy has changed at all. I think what we’ve seen is the pull from the marketplace which has got to be a big

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part of the acquisition strategy is to what we should buy so that we resell and benefit our customer base at this point in time. You know as we look more and more at some of the areas like global trade, direct to consumer, reverse logistics and things of that sort that seem to be huge business pains at this point and then trying to couple solutions with them, the solutions we’ve found happen to be SaaS. I think if we find an on premise company, again we just recently bought (ActivePlant) in Q4 and that’s been a major addition to our CDC Factory team. We’ve got a combined product roadmap moving forward at this point and we looked ourselves to be a world leader in factory floor automation from a software perspective at this point.

We’re certainly not shy to buy an on premise software company. Again, being a true hybrid, that’s where we’re at, but we’ve just seen some great values and we also are looking at these companies with their potential and the potential markets they go after and things of that sort and I think if anything, we’ve just been a bit opportunistic over the last quarter, quarter and a half at this point in time to take some of these great buys. Some of these are great buys because they’re very small companies, the cash flow is not any where near where they need it to be and that’s part of the downfall of SaaS and with the global platform that CDC brings to the market, we can turn these around very, very fast, even faster in some cases than an on premise company at this point in time where in essence all of the license money has already been spent.

So we’re – I don’t feel from my point of view it’s changed at all, we’ve just been very, very fortunate to find some gems, if you will, in Truition and TradeBeam and some of the not for profit that we’ve acquired. But again, we’re looking at any opportunity out there as long as it benefits our customer base and the industries we serve as potential acquisition candidates.

Brian Freed:	OK. Thanks.

Operator:	Your next question comes from Pat Walravens of JMP.

Pat Walravens:	Thank you. Can you guys hear me?

Matt Lavelle:	No, we’ve got you, Pat.

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Pat Walravens:	Oh, good.

So what I’d like to talk about a little bit is the guidance and I have a couple of questions around it, but the first question is that you know your 2010 non GAAP revenue guidance includes the potential effects of two to three significant SaaS acquisitions that the company may pursue. That’s really unusual to include acquisitions that you haven’t completed yet. Can you tell us you know how much of the $220 to $230 is from those acquisitions and why you’re including acquisitions that aren’t done yet?

Matt Lavelle:	Yes. Thanks, Pat.

We have included those acquisitions. There’s a number in the pipeline that we think are pretty close to getting done or are in the process, so you know we have a very aggressive strategy that we have been on this year. We’re going to continue down that path. The impact on the earnings is not going to be that large in the year. We haven’t specifically broken out or given any guidance on that piece of it and we’re not going to provide that at this time.

Pat Walravens:	But not on the earnings, I’m talking about the revenue. How much of the $220 to $230 in revenue is from acquisitions?

Matt Lavelle:	We haven’t split out any of the acquisitions in terms of purchase price or real (inaudible) at this point, so …

Pat Walravens:	But can you see why that would impact the credibility of the guidance though?

Bruce Cameron:	Well, again…

Pat Walravens:	This is a question I’m getting from investors, so I’m you know I’m just giving it right back to you. How do I respond to that question? When the question is, you know how can we take this guidance at face value if we don’t know how much is from acquisitions that aren’t even done yet?

Matt Lavelle:	Well, I think that, Pat, I think it speaks to you know our historical track record with acquisitions and roll ups, so we’re going to continue down that strategy,

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so it’s a – kind of part of the fabric and the DNA of the company that we’re going to continue down that path and it’s part of what we do and part of the articulated strategy at this point and whether the growth is coming from an organic standpoint or whether growth is coming from acquisition, you know it’s still growth. So it’s I’m not sure people should be overly concerned about the breakout of the details behind the two.

Pat Walravens:	OK. And then my second question is you guided $1.15 to $1.25 on the bottom and it looks like you know the consensus is $1.27? So …

Monish Bahl:	Pat, that’s correct…

Pat Walravens:	… (inaudible) there.

Monish Bahl:	Hey, Pat, this is Monish. I can answer that. I think – well, I talked to Thompson Reuters, there was two analysts that hadn’t been updated in their models. It should be updated very shortly. They hadn’t gotten two reports from two analysts and they have done it since. So it should be updated very shortly and the consensus is a bit closer to about $1.19 or so.

Pat Walravens:	Great. And then my last one is you also guided for 2011 and you know the question I am getting there and I’d love to hear your thoughts are you know people just want to know, how can you possibly know, right, what your revenue is going to be like for 2011? And can you maybe share some of the methodology that you went through to build that up to give us some sense for it?

Matt Lavelle:	Yes, Pat. It’s obviously our best guesstimate at this point in time based on our organic business plus some of the acquisition strategies that we have articulated. You know probably can get offline and go through some more details around some of the underlying assumptions on that, if you like, in terms of what the wrap up pace is and things of that nature. But you know right now, we’re just we’re trying to give a view to the community what we think the SaaS impact will be on the business and how that TCV is going to ramp up and convert into a more predictable recurring revenue stream that’s going to make a larger percentage of the top line business as we move forward.

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Pat Walravens:	OK. Thank you.

Operator:	We have time for one more question. Your final question comes from (Rajeet Thomas) of (inaudible) Capital.

(Rajeet Thomas):	Hi. Thanks for taking my question.

From a capital allocation standpoint, what is the rationale behind acquiring companies at presumably high multiples with not positive impact on your earnings when your own stock is selling at less than seven times (inaudible) earnings?

Matt Lavelle:	OK. Thanks for the question.

Yes, I’m not sure what multiples you’re referencing, but we don’t believe that we’re buying companies at very high multiples at this point. Our stated acquisition strategy is that we pay no more than two times recurring revenues on the SaaS business and that’s essentially where we’ve been at for all the acquisitions that we’ve done to date. So we believe that represents a very good value buy to the company where we’re picking up some very nice technology that as Alan mentioned earlier plugs into our ability to integrate and grow within our R&D back office operations.

So we would at the levels at which we’re acquiring and evaluations are very favorable to us as a company and I think we’ve also stated, to answer the second part of the question, let me give an example, today about the accretive nature of these deals, TradeBeam – Truition was the example we used in the deck where we show that we have been able to make these companies that are negative earnings per share, integrate them and grow them pretty quickly to a positive earnings per share and EBITDA margin to our business.

(Rajeet Thomas):	So right, but you know the problem with paying a revenue multiple is that these may be marginally profitable businesses you’re effectively paying maybe 40 or 50 times earnings. And secondly, if you were getting good deals on these businesses, your earnings should be growing while you’ve guided for a year over year decrease in earnings. And so just a last point, are you still

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buying back your stock? Or you’re just using your cash to make acquisitions right now?

Matt Lavelle:	All right. I’ll take number two first.

Yes, we are continuing to buy back our stock. We believe it represents a very undervalued equity at this point in time. So we will take advantage of that opportunity. Back to your first part of the question, the impact on the earnings per share as you mentioned goes down from nine to 10. That’s largely the impact of the R&D – the hybrid strategy that’s been rolled out. It has to do with the nature of the recurring revenue stream being recognized over a longer period of time as opposed to traditional on premise model. In addition to that, we are investing in the business across our R&D, sales and marketing and G&A operations to be able to handle the conversion.

So you really have two effects going on; you have a more dispersed or pro rata revenue model taking place in the traditional on premise which I think any company and there’s multiple companies out there that have gone through a similar type of transition and it’s not unusual to see a dip in earnings per share as a result of the migration from a pure on premise to a hybrid strategy. And then it’s the investment dollars in, for example in sales and marketing, additional training across new sales organizations and existing sales organizations to become familiar with products and services and as Bruce mentioned earlier, we generally have one sales person per account, that sales person needs additional training on new services and capabilities and solutions to be able to go out to you know sell and cross sell products and services to their customer base.

So that’s an area where there’s additional spend coming into the organization from a sales standpoint. Obviously, on the marketing side, we’re now going to penetrating other verticals, as well as other geographies, so there’ll be more marketing spend that will be invested in the business to get the message out in terms of what the capabilities of CDC Software are becoming under our hybrid strategy. And then thirdly, as we continue to grow and integrate, obviously from a public company compliance perspective, there is SOX concerns and audit issues and things of that nature, so we’re going to continue

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to invest and making sure we have the right talent in the G&A and the back office of the finance and the legal and the tax areas to ensure that we’re continuing to maintain our compliance programs and then (inaudible) invest in people and process as needed as we continue to ramp up the model.

(Rajeet Thomas):	OK. Thank you for the clarifications.

Matt Lavelle:	Yes.

Operator:	This concludes the question and answer portion of today’s call. I will now turn the conference back over to Mr. Monish Bahl for any closing remarks.

Monish Bahl:	Thank you for your time again today. We really appreciate it and please feel free to give us a call if you have any additional questions. Thanks again.

Operator:	Thank you. This concludes your conference. You may now disconnect.

END